March 24, 2010
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng, Esq.
Re:	SS&C Technologies Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed March 12, 2010 File No. 333-164043
Ladies and Gentlemen:
     On behalf of SS&C Technologies Holdings, Inc. (the “Company”), submitted herewith for filing is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 4 is being filed in response to comments contained in a letter dated March 18, 2010 from Maryse Mills-Apenteng, Special Counsel, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to William C. Stone, the Company’s Chairman and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company or its wholly owned subsidiary, SS&C Technologies, Inc. (“SS&C”). The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 4. Page numbers referred to in the responses reference the applicable pages of Amendment No. 4.
     On behalf of the Company, we advise you as follows:
Capitalization, page 35
1.	We note that you have made various revisions throughout your registration statement to reflect the issuance of 571,726 shares of common stock upon the exercise of options held by certain selling stockholders in connection with this offering. Please tell us the basis for such revisions. In this regard, tell us whether you have firm commitments or signed agreements with certain stockholders to exercise their options upon effectiveness of this offering. If not, then explain further how you determined this adjustment meets the

Maryse Mills-Apenteng
March 24, 2010

factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X and why you believe it is appropriate to include this information in your pro forma disclosures.
Response:	The Company advises the Staff that it revised its disclosure throughout Amendment No. 3 to include the 551,726 shares of common stock being sold by certain selling stockholders upon the exercise of options in connection with the offering, and the receipt of the aggregate exercise price therefor, in order to more accurately reflect the capitalization of the post-offering entity. The change in outstanding shares due to option exercises is directly attributable to the offering, as these selling stockholders are exercising their options solely so that they may sell the underlying shares in the offering. In addition, the Company confirms for the Staff that each of the selling stockholders who is exercising options for shares of common stock to be sold in the offering has executed and delivered a notice of option exercise to the Company.

Maryse Mills-Apenteng
March 24, 2010

Dilution, page 37
2.	Please provide the calculations to support the net tangible book value as of December 31, 2009 ($453.5) or ($7.51) and the net tangible book value after giving effect to this offering and the exercise of options ($344.6) or ($4.98).
Response:	Below please find the Company’s calculation to support the net tangible book value as of December 31, 2009 of ($453.5) or ($7.51) per share and the net tangible book value after giving effect to the offering and the exercise of options of ($344.6) or ($4.98) per share.
Amounts in thousands, except share and per share amounts

			Sale of		Tax
			Company	Option	Windfall	Post-
Net book value at 12/31/2009:	Actual		Shares	Proceeds (1)	Benefit (2)	Offering

Total assets	$1,185,641		$104,700	$1,796	$1,144	$1,293,281
Less: goodwill	(885,517)				1,323	(884,194)
Less: intangibles	(213,597)					(213,597)
Less: other non-tangible assets	(388)					(388)
Less: total liabilities	(539,654)					(539,654)

Net tangible book value at 12/31/2009	$(453,515)	A	$104,700	$1,796	$2,468	$(344,551)	C

Shares outstanding	60,400,052	B	8,225,000	566,176	—	69,191,228	D

Net tangible book value per share	$(7.51	) = A * 1000 / B				$(4.98)	= C * 1000 / D

Assumed IPO Price					$14.00
Net tangible book value per share (12/31)				$(7.51)
Increase per share attributable to new investors				2.53
Net tangible book value per share, post-offering					(4.98)

Dilution per share to new investors					$18.98

(1)	- Includes proceeds from options exercised prior to the effective date of this offering, as well as options to be exercised in connection with this offering.

(2)	- Includes tax benefit from options exercised prior to the effective date of this offering, as well as options exercised in connection with this offering.

Maryse Mills-Apenteng
March 24, 2010

Selected Historical Financial Data, page 39
3.	Please provide the calculations to support the 5,834,509 increase to pro forma basic and diluted weighted average shares outstanding as disclosed in note (2) on page 41.
Response:	Below please find the Company’s calculation to support the 5,834,509 increase to both pro forma basic and diluted weighted average shares outstanding as disclosed in note (2) on page 41. The Company has utilized the $14.00 mid-point of the estimated price range for this calculation.
Amounts in thousands, except share and per share amounts.

Shares required to extinguish debt:
Interest rate	11.75%	A
Notes O/S	205,000	B
Amount of O/S to be extinguished	35%	C

Total debt retired	71,750	= B * C = D
Add: Premium on debt retirement	105.875%	E
Total amounts required to settle debt	75,965	= D * E = F
Mid-point in range	$14.00	G
Less: Underwriters discount @ 7%	$(0.98)	H

Amount per share to Company	$13.02	= G + H = I
Shares necessary	5,834,509	= F / I * 1000
Had the Company instead used the $13.00 low point of the range, there would not have been any impact on either the pro forma basic or diluted earnings per share amounts.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44
Liquidity and Capital Resources, page 62
4.	We reissue part of our prior comment 1 to revise your disclosure on page 62 to refer to an increase in accounts receivable versus decrease. To the extent that the change in accounts receivables was impacted by recent acquisitions, then revise to disclose the balance of accounts receivables acquired from TNR and Tradeware at December 31, 2009 that you are excluding from your calculations.
Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Amendment No. 4.

Maryse Mills-Apenteng
March 24, 2010

Exhibits and Financial Statement Schedules, page II-4
Exhibit 5.1
5.	Please have your counsel confirm that the reference and limitation to the General Corporation Law of the State of Delaware in Exhibit 5.1 includes statutory provisions, and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Response:	The Company respectfully draws the Staff’s attention to the penultimate paragraph of the Company’s comment response letter dated March 12, 2010 regarding the opinion of Wilmer Cutler Pickering Hale and Dorr LLP in Exhibit 5.1. In any case, Wilmer Cutler Pickering Hale and Dorr LLP hereby confirms to the Staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
* * * * *
          If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter or Justin L. Ochs of this firm at (202) 663-6303.

Sincerely,
/s/ John A. Burgess
John A. Burgess

cc:	Kathleen Collins, Esq. Melissa Feider, Esq. Evan S. Jacobson, Esq. Justin L. Ochs, Esq.